

December 13, 2022

Nicole Anasenes
Chief Financial Officer
ANSYS Inc.
2600 ANSYS Drive
Canonsburg, PA 15317

> **Re: ANSYS Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 23, 2022**
> **File No. 000-20853**

Dear Nicole Anasenes:

We have reviewed your December 8, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response, we may have additional comments. Unless otherwise noted, our references to prior comments are those in our November 28, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 34

1.   We note your proposed revised disclosures in response to prior comment 3. While we acknowledge that you have quantified the percentage change in your various revenue streams, your proposed disclosure does not quantify the underlying factors that contributed to the change in your lease license license, perpetual license, service or maintenance revenues. For example, you state that the increase in lease license revenue was driven by growth in existing multi-year licenses and a shift toward multi-year lease products from annual product sales. Please further revise to quantify the underlying factors that contributed to the change in each revenue stream. Also, refrain from using terms such as "primarily" in lieu of providing more specific quantitative disclosure. Refer to Item 303(b) of Regulation S-K.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brad Brasser, Esq.